

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 7, 2009

via U.S. mail and facsimile to (214) 520-3414

Mr. B.B. Tuley, Principal Financial Officer
Extensions, Inc.
770 South Post Oak Lane, Suite 330
Houston, TX 77056

      RE: Extensions, Inc.
             Form 10-K/A for the fiscal year ended December 31, 2008
             Filed September 30, 2009
             Form 10-Q/A for the quarter ended March 31, 2009
             Filed September 30, 2009

             File No. 0-26493

Dear Mr. Tuley:

      We have reviewed your response letter dated September 30, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A No. 3 for the Fiscal Year Ended December 31, 2008 filed on September 30, 2009

1. As previously requested, if you continue to file two versions of your filings (i.e., a text format and a PDF format), please ensure both versions are exactly the same. Specifically for your Form 10-K, your PDF format document contains Exhibits 31.1, 31.2, 32.1, and 32.2 that refer to Amendment No. 2 to your Form 10-K rather than to Amendment No. 3 to your Form 10-K. Please amend your Form 10-K for fiscal year 2008 to include Sections 302 and 906 certifications that refer to the correct document in all formats filed on EDGAR.

Form 10-Q/A No. 3 for the Fiscal Quarter Ended March 31, 2009 filed on September 30, 2009

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2. With the next amendment, please refer to the correct amendment number, which will be the fourth amendment. In this regard, the amendment filed on September 30, 2009, was the third amendment rather than the second amendment

Exhibits 31.1., 31.2, 32.1, and 32.2

3. Please revise your Sections 302 and 906 certifications to refer to the correct document in each of the formats filed on EDGAR. In this regard, please ensure your next amendment refers to Amendment No. 4 to the Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief